

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Dennis Oklak
Chief Executive Officer
Duke Realty Corporation
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

      Re: Duke Realty Corporation
              Form 10-K for Fiscal Year Ended December 31, 2009
              File No. 001-09044

Dear Mr. Oklak:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief